Exhibit 99.2

Universe Pharmaceuticals INC Announces Closing of Initial Public Offering

Ji’an, Jiangxi, China, March 25, 2021 – Universe Pharmaceuticals INC (the “Company”) (Nasdaq: UPC), a pharmaceutical producer and distributor in China, today announced the closing of its initial public offering (“Offering”) of 5,000,000 ordinary shares at a public offering price of US$5.00 per ordinary share.

The Company received aggregate gross proceeds of US$25 million from this Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriter a 45-day option to purchase up to an additional 750,000 ordinary shares at the public offering price, less underwriting discounts. The ordinary shares began trading on the Nasdaq Global Market on March 23, 2021 under the ticker symbol “UPC”.

Proceeds from the Offering will be used for upgrading and expanding the Company’s manufacturing facilities, conducting research and development, branding, advertising and marketing, and for working capital and general corporate purposes.

The Offering was conducted on a firm commitment basis. Univest Securities, LLC acted as the underwriter and book-running manager for the Offering. Hunter Taubman Fischer & Li LLC acted as counsel to the Company, and Pryor Cashman LLP acted as counsel to Univest Securities, LLC in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the Securities and Exchange Commission (“SEC”) (File Number: 333-248067) and was declared effective by the SEC on March 22, 2021. This Offering was made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the Offering may be obtained from Univest Securities, LLC, by email at IBAssistDesk@univest.us or standard mail to Univest Securities, LLC, Attn: 375 Park Avenue, 15th Floor, New York, NY 10152. In addition, a copy of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Universe Pharmaceuticals INC

Universe Pharmaceuticals INC, headquartered in Ji’an, Jiangxi, China, is a pharmaceutical producer and distributor in China. The Company specializes in the manufacturing, marketing, sales and distribution of traditional Chinese medicine derivatives products targeting the elderly with the goal of addressing their physical conditions in the aging process and to promote their general well-being. The Company also distributes and sells biomedical drugs, medical instruments, Traditional Chinese Medicine Pieces, and dietary supplements manufactured by third-party pharmaceutical companies. Currently, the Company’s products are sold in 30 provinces of China. For more information, visit the company’s website at http://www.universe-pharmacy.com/.

About Univest Securities, LLC

Registered with FINRA since 1994, Univest Securities, LLC provides a wide variety of financial services to its institutional and retail clients globally including brokerage and execution services, sales and trading, market making, investment banking and advisory, wealth management. It strives to provide clients with value-add service and focuses on building long-term relationship with its clients. For more information, please visit: www.univest.us.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Ascent Investors Relations LLC

Tina Xiao

President

Phone: 917-609-0333

Email: tina.xiao@ascent-ir.com